Press Release - Auditor update
EX-99.1

1360 Cliveden Ave
Delta, BC
V3M 6K2
Canada

FOR IMMEDIATE RELEASE

AMS HOMECARE PROVIDES CORPORATE UPDATE

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Reply to Cinnamon Jang Willoughby’s letter filed on Sedar

Vancouver, B.C. November 27, 2006 - AMS Homecare Inc. (OTCBB: AHCKF), a leading national provider of mobility products, durable medical products and patient monitoring technology to the aging North American population, is pleased to report the following corporate update:
The company is still waiting for the BCSC to remove the Cease Trade, although the company trades on the OTCBB  with no restrictions.  The company is not aware of any information that the BCSC is waiting  to receive from the company.  Therefore, we are hopeful that the Cease Trade will be removed soon.
With regards to the recent change of auditor announcements filed on Sedar and Edgar we would like make clear again that the statements made by Cinnamon Jang Willoughby are not accurate with regards to paragraph (f) of the letter dated November 17, 2006.  CJW is incorrect to state that “at no time did we state to the Company’s management that we believed that the filing deadline for the Company’s financial statements was sometime in August 2006. In fact, we never provided any comment on when the Company’s annual report of financial statements were due to be filed”.  In fact not only did Mr. Ron Miller make comments such as these, the company has documentation to show that Mr. Miller was also unsure of the filing deadlines the previous year and similar discussions took place in which the Company CEO had to inform him of the deadlines that year.  CJW’s statement that “we did not refuse the successor auditor access to working papers” is also incorrect.  The Company has documented in writing between verbal and written correspondence that initially CJW did indeed deny access which caused the company further delay and expense.  Lastly, CJW’s comments that “Our refusal to provide our unqualified auditors report was due to our inability to obtain sufficient and appropriate audit evidence.  More specifically, the Company was unable or unwilling to provide us with a legal opinion regarding the issuance of approximately 189 million unrestricted common shares” is also incorrect.  CJW was provided access to the working papers as requested by CJW during the field audit and also note that the new auditors STS Partners were not provided any new working audit evidence regarding the issuance of the shares to complete their audit opinion letter.
With regard to other company matters:  The company continues to negotiate with Wireless2000 on the potential acquisition of Wireless2000 by the Company.  No agreements are in place at the moment. Management is working diligently on increasing financings in expectations of further growth in the company.  As noted in earlier news releases the Company has entered into a service arrangement with WISX (World Internet Stock Exchange).  WISX is not a recognized stock exchange and is not open to the public.

About AMS Homecare
Founded in 1989, AMS Homecare is a successful purveyor of mobility equipment; durable, disposable medical products, and patient monitoring technology.  AMS is a USA retailer with its own pharmacy/durable equipment store (http://www.65plusstore.com).  With a base of 300-plus dealer customers in Canada, the company is moving forward and strengthening its foundation, building an organization capable of serving the needs of the aging populations in Canada and the United States. More information is available at (http://www.amshomecare.com).

For further information contact:
AMS Homecare Inc:
Daryl Hixt
Corporate Communication
604-273-5173 ext 121
ir@amshomecare.com
Safe Harbor Statement: Statements contained in this fact sheet relating to AMS Homecare that are not historical facts are “forward-looking” under the Private Securities Litigation Reform Act. Forward-looking statements are subject to risks and uncertainties.  Investors should refer to the Full and Complete Safe Harbour Statement disclosed on the company website (http://www.amshomecare.com)